Exhibit 99.1

a publicly traded company (VPCO)

VAPOR CORP. ANNOUNCES INTENTION TO CONDUCT TENDER OFFER FOR REPURCHASE OF OUTSTANDING SERIES A WARRANTS

HOLLYWOOD, FLORIDA, December 6, 2016 /PRNewswire/ -- Vapor Corp. (OTC Pink: VPCO) (“Vapor” or the “Company”) announced today that it intends to conduct a tender offer to purchase up to approximately 32 million of its outstanding Series A Warrants (the “Series A Warrants”) at a purchase price of $0.22 per warrant, in cash, without interest, for an aggregate purchase price to be paid by the Company of up to approximately $7.1 million.

Vapor has approximately 59 million outstanding Series A Warrants. The number of Series A Warrants that Vapor will be offering to purchase is approximately 54 percent of its outstanding Series A Warrants. The Series A Warrants are not listed for trading on any market. All of these figures with respect to the Series A Warrants do not give effect to the two reverse splits of the Company common stock in 2016.

The tender offer will not be conditioned on any minimum number of Series A Warrants being tendered. However, the tender offer is subject to certain other conditions.

Each outstanding Series A Warrant currently represents the right to (1) effect a cashless exercise permitting the holder to receive shares of Company common stock under a formula set forth in the Series A Warrants or (2) purchase one share of common stock for $1.24 per share in a cash exercise. Currently, under the formula for a cashless exercise, each Series A Warrant represents the right to receive approximately 10,849 shares of common stock.

The Company expects to commence the tender offer following the filing of Tender Offer Statement on Schedule TO with the Securities and Exchange Commission setting forth the terms of the tender offer.

Important Notice

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to purchase any of the Company's securities. The offer to repurchase the Series A Warrants will be made only pursuant to the Tender Offer, the Letter of Transmittal and other materials that will be mailed to holders of the Series A Warrants eligible to be purchased in the Tender Offer and will be filed with the Securities and Exchange Commission.  Holders of securities eligible to be purchased in the Tender Offer should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the various terms of, and conditions to, the Tender Offer.  The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes an Offer Letter, the related election to participate and other materials, and will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.  Holders of securities eligible to be repurchased in the offer are urged to read those materials carefully prior to making any decisions with respect to the Tender Offer.

3800 N 28th Way | Hollywood, FL 33020 | Phone: 1.800.637.0108 | Fax: 954.272.7773
www.vapor-corp.com

a publicly traded company (VPCO)

About Vapor Corp.

Vapor Corp. is a U.S. based retailer of vaporizers, e-liquids and electronic cigarettes. Vapor Corp. has a streamlined supply chain and marketing strategies. The Company sells direct to consumer via Company-owned brick-and-mortar retail locations operating under “The Vape Store” brand.

Through its wholly owned subsidiary, Healthy Choice Markets, Inc., the Company also operates natural and organic grocery operations. The initial store acquired for these operations in June 2016 is Ada’s Natural Market in Ft. Myers, Florida.

3800 N 28th Way | Hollywood, FL 33020 | Phone: 1.800.637.0108 | Fax: 954.272.7773
www.vapor-corp.com